U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[X]  Form 3 Holdings Reported

[X]  Form 4 Transactions Reported

________________________________________________________________________________
1.   Name and Address of Reporting Person

 General Conference Corporation of Seventh-day Adventists
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

                            12501 Old Columbia Pike
--------------------------------------------------------------------------------
                                    (Street)

Silver Spring                         MD                    20904
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

                             LifePoint, Inc. - LFP

________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


                                   52-6037545
________________________________________________________________________________
4.   Statement for Month/Year

                                      3/02

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)



________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

________________________________________________________________________________



================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value          9/30/01        P               9,805       A     (1)       6,032,934      (2)      (2)

------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value          12/31/01       P               8,813       A     (1)       6,041,747      (2)      (2)

------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value          3/31/02        P               5,353       A     (1)       6,047,100      (2)      (2)

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


 (1) These shares were issued to Reporting Person as redemption of Premium issued as part of Reporting Person's investment in Issuer's Series C Convertible Preferred Stock.

 (2)   3,000 of these shares are held in trusts controlled by Reporting Person.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
                                                                                Common
Series C Convertible (1)      6/20/01  P        28,571 0     anytime   N/A      Stock,    333,424 (2)      573,424   D       N/A
Preferred Stock                                                                 $.001 par
                                                                                value
------------------------------------------------------------------------------------------------------------------------------------
                                                                                Common
Common Stock Purchase $3.00   6/20/01  P           1   0     anytime   6/19/06  Stock,    333,424 (2)      906,848   D       N/A
Warrant                                                                         $.001 par
                                                                                value
------------------------------------------------------------------------------------------------------------------------------------
                                                                                Common
Common Stock Purchase $3.25   2/1/02   A           1   0     anytime   1/29/07  Stock,    500,000  0      1,406,848  D       N/A
Warrant  (3)                                                                    $.001 par
                                                                                value

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

 (1) Each share of this Declarative Security may be converted into 11.67 shares of the common stock.

 (2) The Derivative Security was issued as part of Reporting Person's investment in the Issuer's Series C Convertible Preferred Stock. The offering consisted of units, each of which consisted of 1,000 shares of the Series C Convertible Preferred Stock and a common stock purchase warrant to purchase 11,670 shares of Common Stock. The purchase price for each unit was $35,000.

 (3) This Warrant was issued in connection with Reporting Person's loan to Issuer in the original principal amount of $1,500,000



/s/   Gary B. DeBoer                                          5/10/02
------------------------------------                          -------
Signature of Reporting Person                                   Date
Title:  Associate Treasurer



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


                                                                          Page 2